

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 29, 2018

Dawn Cames
President and Chief Financial Officer
Ficaar, Inc.
257 Varet Street
Brooklyn, New York 11206

> **Re: Ficaar, Inc.**
> **Amended Registration Statement on Form 10-12G**
> **Filed October 19, 2018**
> **File No. 000-33467**

Dear Ms. Cames:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Form 10-12G/A filed October 19, 2018

Business, page 1

1.   We note your response to our prior comment 1 but are unable to locate any corresponding changes to your registration statement. As previously requested, please revise your disclosure to state your reasons for making this filing.

General

2.   We note your response to our prior comment 2, but we are unable to identify any changed disclosure or discussion in your response letter. As previously requested, please provide a discussion in your response letter, detailing what concrete steps and actions you have

taken to date with respect to the development of your business plan, supporting your statement that you have commenced operations.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Joseph Kempf, Senior Staff Accountant at (202) 551-3352 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas, Attorney Advisor, at (202) 551-3436 or Paul Fischer, Attorney Advisor, at (202) 551-3415 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Telecommunications

cc: Matheau Stout, Esq.